Goodwin Procter LLP Counselors at Law 4365 Executive Drive, Ste. 300 San Diego, CA 92121 858.202.2700
March 18, 2010
Via EDGAR
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christine Allen
Re:	Avanir Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009
Dear Ms. Allen:
     We are writing on behalf of our client Avanir Pharmaceuticals, Inc. (the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated March 17, 2010 (the “Comment Letter”). The purpose of this letter is to confirm that the Company will submit its responses to the Comment Letter on or before April 5, 2010, as we discussed today.
     Thank you for your assistance. Please do not hesitate to call if you have any questions regarding the timing of the Company’s reply.

Sincerely,
/s/ Ryan Murr
Ryan Murr
cc: Avanir Pharmaceuticals, Inc.